UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement dated July 31, 2009 issued by the registrant announcing disposal of interest in CSR ordinary shares by Person Discharging Managerial Responsibility (“PDMR”).

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated July 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: July 31, 2009	By: /s/ Brett Gladden Brett Gladden Comapny Secretary

EXHIBIT 1.1

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the disposal of ordinary shares of the Company

The Company announces that Mr John Quigley, Senior Vice President, Execution Management, on 30 July 2009 disposed of 11,508 ordinary shares in the Company through a US brokerage at a price of $6.70 per share. Following the disposal, Mr Quigley holds a single share in the Company.